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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Walnut Creek Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

616 Elliott Road
(No. and Street)

McDonough	**GA**	**30252**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan C. Fort **(770) 320-7156**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)


PROCESSING
RECEIVED
FEB 2 8 2007
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WALNUT CREEK CAPITAL ADVISORS, LLC

Financial Statements
For the Year Ended
December 31, 2006
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members
Walnut Creek Capital Advisors, LLC

We have audited the accompanying balance sheet of Walnut Creek Capital Advisors, LLC, as of December 31, 2006 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walnut Creek Capital Advisors, LLC, as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 5, 2007
Atlanta, Georgia



RUBIO CPA, PC

WALNUT CREEK CAPITAL ADVISORS, LLC
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

	2006
Cash and cash equivalents	$ 29,112
Prepaid expenses	3,651
Total Assets	$ 32,763

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 3,765
Total Liabilities	3,765
MEMBERS' EQUITY	28,998
Total Liabilities and Members' Equity	$ 32,763

The accompanying notes are an integral part of these financial statements.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

	2006
REVENUES	
Investment banking	$ 323,311
Interest Income	178
Total revenues	323,489
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions	127,500
Communications	8,034
Other operating expenses	36,761
Total expenses	172,295
NET INCOME	$ 151,194

The accompanying notes are an integral part of these financial statements.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

	2006
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 151,194
Adjustments to reconcile net income to net cash provided by operations:	
Investment banking revenues	(140,000)
Increase in accounts payable	2,600
Increase in prepaid expenses	(479)
NET CASH PROVIDED BY OPERATING ACTIVITIES	13,315
NET INCREASE IN CASH AND CASH EQUIVALENTS	13,315
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	15,797
End of year	$ 29,112
SUPPLEMENTARY CASH FLOW INFORMATION:	
Investment banking revenues consisting of equity position	$ 140,000
Distribution to members of equity position	$ 140,000

The accompanying notes are an integral part of these financial statements.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2006

Balance, December 31, 2005	$ 17,804
Net Income	151,194
Capital withdrawal	(140,000)
Balance, December 31, 2006	$ 28,998

The accompanying notes are an integral part of these financial statements.

WALNUT CREEK CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE C – CONCENTRATIONS

All of the investment banking revenues were earned from three customers in 2006.

NOTE D – RELATED PARTIES

The Company operates from premises provided by its members at no cost to the Company. The fair market value of the premises provided is not considered significant.

NOTE E – SUBSEQUENT EVENT

On January 1, 2007, the Company paid a capital withdrawal of $10,000 to its owner.

SUPPLEMENTAL INFORMATION

SCHEDULE I
WALNUT CREEK CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2006

NET CAPITAL:

Total members, equity	$ 28,998
Less nonallowable assets:	
Prepaid expenses	(3,651)
	(3,651)
Net capital before haircuts	25,347
Less haircuts	(404)
Net capital	24,943
Minimum net capital required	5,000
Excess net capital	$ 19,943
Aggregate indebtedness	$ 3,765
Ratio of aggregate indebtedness to net capital	.15 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006

There is no significant difference between net capital included in Part IIA of Form X-17A-5 and net capital computed above.

WALNUT CREEK CAPITAL ADVISORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Members
Walnut Creek Capital Advisors, LLC

In planning and performing our audit of the financial statements of Walnut Creek Capital Advisors, LLC, for the year ended December 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Walnut Creek Capital Advisors, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 5, 2007
Atlanta, Georgia



RUBIO CPA, PC

END